Exhibit 12.1

FARMER BROS. CO.

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Farmer Bros. Co.
	Year Ended June 30, 2017	Year Ended June 30, 2016	Year Ended June 30, 2015	Year Ended June 30, 2014	Year Ended June 30, 2013	Year Ended June 30, 2012
Earnings
Income (loss) before taxes	$40,354	$9,921	$1,054	$12,837	$(9,287)	$(26,923)
Fixed charges (see below)	2,225	570	1,083	1,996	3,402	4,209

Earnings	$42,579	$10,491	$2,137	$14,833	$(6,245)	$(22,714)
Fixed Charges
Interest expense	2,185	425	769	1,258	1,782	2,137
Interest within rental expense	40	145	314	738	1,260	2,072

Fixed charges	2,225	$570	$1,083	$1,996	$3,042	$4,209
Ratio of earnings to fixed charges	19.14	18.41	1.97	7.43	-2.05	-5.40
Deficiency	—	$—	$—	$—	$(9,287)	(26,923)